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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 FOILMARK, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                            DUDLEY ACQUISITION INC.

                          A WHOLLY OWNED SUBSIDIARY OF
                            ILLINOIS TOOL WORKS INC.
                       (Name of Filing Persons (Offeror))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   344185103
                     (CUSIP Number of Class of Securities)
                         ------------------------------

                               STEWART S. HUDNUT
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            ILLINOIS TOOL WORKS INC.
                             3600 WEST LAKE AVENUE
                         GLENVIEW, ILLINOIS 60025-5811
                                 (847) 724-7500
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
               and Communications on Behalf of Filing Person(s))

                                    COPY TO:
                                JAMES T. LIDBURY
                              MAYER, BROWN & PLATT
                            190 SOUTH LASALLE STREET
                          CHICAGO, ILLINOIS 60603-3441
                                 (312) 782-0600

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*                                        AMOUNT OF FILING FEE
                      $51,468,758.00                                                 $10,295.00

*   Estimated for purposes of calculating the amount of the filing fee only.

    This calculation assumes (a) the purchase of all of the issued and outstanding shares of common stock, par value $.01 per share (the "Shares") of Foilmark, Inc., a Delaware corporation (the "Company") at a price per share of $6.36 in cash. As of April 10, 2001, based on the Company's representation of its capitalization, there were 8,092,572 Shares outstanding. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, equals 1/50th of one percent of the value of the Shares.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not applicable.      Filing Party:   Not applicable.

Form or Registration No.:  Not applicable.      Date Filed:     Not applicable.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

/ / Check the appropriate boxes to designate any transactions to which this statement relates:

/X/    third party tender offer subject to             / /    going-private transaction subject to
         Rule 14d-1                                             Rule 13e-3

/ /    issuer tender offer subject to Rule 13e-4       / /    amendment to Schedule 13D under Rule 13d-2

    Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

    This Tender Offer Statement on Schedule TO is filed by Illinois Tool
Works Inc., a Delaware corporation ("Parent"), and Dudley Acquisition Inc., a Delaware corporation ("Sub") and wholly owned subsidiary of Parent. This statement relates to the tender offer (the "Offer") by Sub to purchase (a) all of the Shares at a price per Share of $6.36 (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 20, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"), copies of which are attached as Exhibit (a)(1)(i) and (a)(1)(ii), respectively.

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ITEMS 1 THROUGH 11.

    As permitted by General Instruction F to Schedule TO, the information set forth in the entire Offer to Purchase (including Schedules I and II attached), is incorporated by reference into this Tender Offer Statement on Schedule TO.

    ITEM 12.        EXHIBITS.
    (a)(1)(i)       Offer to Purchase.

    (a)(1)(ii)      Letter of Transmittal.

    (a)(1)(iii)     Notice of Guaranteed Delivery.

    (a)(1)(iv)      Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and other Nominees.

    (a)(1)(v)       Letter to Clients.

    (a)(1)(vi)      Instructions.

    (a)(1)(vii)     Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9.

    (a)(1)(viii)    Summary Advertisement as published in the New York Times.

    (a)(2)-(4)      Not applicable.

    (a)(5)(i)       Press release issued by Parent on April 11, 2000
                    (incorporated by reference to Schedule TO filed with the Securities and Exchange Commission on April 11, 2000).

    (b)             None.

    (c)             Not applicable.

    (d)(1) Agreement and Plan of Merger, dated April 10, 2001, by and among Parent, Sub and the Company.

    (d)(2)          Confidentiality Agreement, dated November 3, 2000, between
                    Parent and the Company.

    (d)(3) Stock Option and Tender Agreement, dated April 10, 2001, by and among Parent and the Estate of Frank J. Olsen, Sr.

    (d)(4) Stock Option and Tender Agreement, dated April 10, 2001, by and among Parent and Carol J. Robie.

    (d)(5) Stock Option and Tender Agreement, dated April 10, 2001, by and among Parent and Martin A. Olsen.

    (d)(6) Stock Option and Tender Agreement, dated April 10, 2001, by and among Parent and Gloria Olsen.

    (d)(7) Stock Option and Tender Agreement, dated April 10, 2001, by and among Parent and Frank J. Olsen, Jr.

    (d)(8) Stock Option and Tender Agreement, dated April 10, 2001, by and among Parent and Edward D. Sullivan.

    (d)(9) Stock Option and Tender Agreement, dated April 10, 2001, by and among Parent and Bradford Venture Partners, L.P.

    (d)(10) Stock Option and Tender Agreement, dated April 10, 2001, by and among Parent and Overseas Private Investor Partners.

    (d)(11) Waiver and Termination of Voting Agreement, dated as of April 10, 2001, by and among the Company and certain stockholders and directors of the Company party to that certain Voting Agreement dated April 23, 1999.

    (d)(12)         Letter Agreement, dated April 10, 2001, by and between
                    Parent and Frank J. Olsen, Jr.

    (e)             Not applicable.

    (f)             Section 262 of the Delaware General Corporation Law
                    (included as Schedule II to the Offer to Purchase).

    (g)             None.

    (h)             None.

    ITEM 13.        INFORMATION REQUIRED BY SCHEDULE 13E-3
                    Not Applicable.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       DUDLEY ACQUISITION INC.

                                                       By:            /s/ STEWART S. HUDNUT
                                                            -----------------------------------------
                                                            Name: Stewart S. Hudnut
                                                            Title: VICE PRESIDENT AND SECRETARY

                                                       ILLINOIS TOOL WORKS INC.

                                                       By:            /s/ STEWART S. HUDNUT
                                                            -----------------------------------------
                                                            Name: Stewart S. Hudnut
                                                            Title: SENIOR VICE PRESIDENT,
                                                                 GENERAL COUNSEL AND SECRETARY

Dated: April 20, 2001

                                 EXHIBIT INDEX

(a)(1)(i)       Offer to Purchase.

(a)(1)(ii)      Letter of Transmittal.

(a)(1)(iii)     Notice of Guaranteed Delivery.

(a)(1)(iv)      Letter to Brokers, Dealers, Commercial Banks, Trust
                Companies and other Nominees.

(a)(1)(v)       Letter to Clients.

(a)(1)(vi)      Instructions.

(a)(1)(vii)     Guidelines for Certification of Taxpayer Identification
                Number on Substitute Form W-9.

(a)(1)(viii)    Summary Advertisement as published in the New York Times.

(a)(2)-(4)      Not applicable.

(a)(5)(i)       Press release issued by Parent on April 11, 2001
                (incorporated by reference to Schedule TO filed with the Securities and Exchange Commission on April 11, 2001).

(b)             None.

(c)             Not applicable.

(d)(1) Agreement and Plan of Merger, dated April 10, 2001, by and among Parent, Sub and the Company.

(d)(2)          Confidentiality Agreement, dated November 3, 2000, between
                Parent and the Company.

(d)(3) Stock Option and Tender Agreement, dated April 10, 2001, by and among Parent and the Estate of Frank J. Olsen, Sr.

(d)(4) Stock Option and Tender Agreement, dated April 10, 2001, by and among Parent and Carol J. Robie.

(d)(5) Stock Option and Tender Agreement, dated April 10, 2001, by and among Parent and Martin A. Olsen.

(d)(6) Stock Option and Tender Agreement, dated April 10, 2001, by and among Parent and Gloria Olsen.

(d)(7) Stock Option and Tender Agreement, dated April 10, 2001, by and among Parent and Frank J. Olsen, Jr.

(d)(8) Stock Option and Tender Agreement, dated April 10, 2001, by and among Parent and Edward D. Sullivan.

(d)(9) Stock Option and Tender Agreement, dated April 10, 2001, by and among Parent and Bradford Venture Partners, L.P.

(d)(10) Stock Option and Tender Agreement, dated April 10, 2001, by and among Parent and Overseas Private Investor Partners.

(d)(11) Waiver and Termination of Voting Agreement, dated as of April 10, 2001, by and among the Company and certain stockholders and directors of the Company party to that certain Voting Agreement dated April 23, 1999.

(d)(12)         Letter Agreement, dated April 10, 2001, by and between
                Parent and Frank J. Olsen, Jr.

(e)             Not applicable.

(f)             Section 262 of the Delaware General Corporation Law
                (included as Schedule II to the Offer to Purchase).

(g)             None.

(h)             None.